UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

K Wave Media Ltd. Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On August 18, 2026, K Wave Media Ltd. (the “Company”), received a formal notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Rule”) and this matter was closed.

Nasdaq determined that, for the 10 consecutive business days from August 4, 2026, through August 17, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, Nasdaq has confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and that the matter is now closed.

On August 19, 2026, the Company issued a press release announcing the compliance notification from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this current report.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and are subject to risks, uncertainties and assumptions. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-297167) of K Wave Media Ltd. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: K Wave Media Ltd. Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: August 19, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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